UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cadiz Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

127537207

(CUSIP Number)

Heerema International Group Services S.A.

Route de Florissant 81
1206 Geneve
Switzerland
Attention: Jack Muller

Tel: + 41 22 704 13 50

with a copy to:

Brian Lee, Esq.

Dentons US LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 768-6926

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  127537207

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Heerema International Group Services S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
7	SOLE VOTING POWER 15,109,823
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 15,109,823
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,109,823
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 43,656,169 shares of common stock issued and outstanding as of November 5, 2021, as reported in the Issuer’s Report on Form 10-Q filed on November 12, 2021 filed by the Issuer with the Securities and Exchange Commission (the “SEC”).

This Schedule 13D is being filed by Heerema International Group Services S.A. (the “Reporting Person”), with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Cadiz Inc., a Delaware corporation (the “Issuer”).

ITEM 1. Security and Issuer.

The class of equity security to which this Schedule 13D relates is the Common Stock of the Issuer. The address of the principal executive offices of the Issuer at 550 South Hope Street, Suite 2850, Los Angeles, California 90071. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2. Identity and Background.

(a), (b), (c) and (f). This Schedule 13D is being filed by the Reporting Person. The Reporting Person is a Switzerland private limited company.

The Reporting Person is governed by a sole director, Jacobus Muller.

The principal office and business address of the Reporting Person and Mr. Muller is Route de Florissant 81, 1206 Geneve, Switzerland.

(d) and (e). During the last five years, each of the Reporting Person and Mr. Muller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, each of the Reporting Person and Mr. Muller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3. Source and Amount of Funds or Other Consideration.

The Reporting Person is manager of certain funds of the Heerema Group (such funds, the “Heerema Funds”). Pursuant to management agreements between the Reporting Person and the Heerema Funds, the Reporting Person has voting and dispositive power of securities held directly by the Heerema Funds. Prior to December 1, 2021, the Reporting Person and the Heerema Funds maintained a discretionary mandate with an independent wealth manager with discretionary and advisory mandates for multiple clients (the “Advisor”), whereby the Advisor maintained voting and discretionary power on the shares of the Issuer’s common stock held by the Heerema Funds, even though the Heerema Funds held the pecuniary interest on such shares. Solely as a result of the Heerema Funds’ termination of the discretionary mandate with the Advisor on December 1, 2021, the Reporting Person acquired beneficial ownership of 15,109,823 shares of the Issuer’s common stock, which was a portion of the Issuer’s common stock that was previously beneficially owned by the Advisor.

ITEM 4. Purpose of Transaction.

The Reporting Person acquired the Subject Shares covered by this Schedule 13D for investment purposes.

Except as set forth in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in subclauses (a)-(i) above. There is no assurance that the Reporting Person will develop any plans or proposals with respect to any of these matters. However, the Reporting Person reserves the right to formulate plans or proposals which would relate to or result in the transactions described in subclauses (a) through (j) of this Item 4.

ITEM 5. Interest in Securities of the Issuer.

(a), (b) The responses of the Reporting Person with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Person to this Schedule 13D are incorporated herein by reference.

The Reporting Person’ aggregate percentage of beneficial ownership is approximately 34.6% of the outstanding Common Stock. Calculations of the percentage is based on 43,656,169 shares of common stock issued and outstanding as of November 5, 2021, as reported in the Issuer’s Report on Form 10-Q filed on November 12, 2021 filed by the Issuer with the SEC.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Except as set forth herein in Item 3, there are no contracts, arrangements, understandings or relationships by the Reporting Person and any other person with respect to the Common Stock.

ITEM 7. Material to Be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2021

HEEREMA INTERNATIONAL GROUP SERVICES S.A.

By:	/s/ Jacobus Muller
Name:	Jacobus Muller
Title:	Director

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